UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the period of June 2008

Commission File Number: 0-51212

----------------------------------------------------

(Translation of registrant's name into English)

JET GOLD CORP.

Suite 1102, 475 Howe Street, Vancouver, B.C. V6C 2B3

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1	News Release dated June 2, 2008
2	News Release dated June 9, 2008

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2008	Jet Gold Corp. Signed: Robert L. Card ----------------------------------- Name: Robert L. Card, Title: President

Jet Gold Corp

Suite 507 - 475 Howe Street

Vancouver, BC   V6C 2B3

Telephone (604) 687-7828

Facsimile (604) 687-7848

jetgoldcorp@shaw.ca

www.jetgoldcorp.com

NEWS

FOR IMMEDIATE RELEASE

TSXV: JAU

Jet Gold Naskeena Drilling Update

June 2, 2008 - Robert L. Card, President, Jet Gold Corp. (TSX-V: JAU) (“Jet Gold” or the “Company”) is pleased to announce that it has started its summer diamond drilling program on the Naskeena coal project (“Naskeena “) property near Terrace, British Columbia, Canada.  The property is located 65km north of Terrace and is serviced by a two lane all-weather paved road.

Jet Gold has executed a diamond drilling contract for further development at the Naskeena coal project with a Terrace based contractor.  The contract covers a minimum first phase program of 10,000 feet and an open ended amount in a second phase.  The Company has laid out the drill program to take advantage of the existing road network which covers the entire property as well as to work within the logistical constraints of the property.   On the advice of the project geologist, the drill core size has been increased this year to HQ (63mm) from NQ (47mm) to increase coal bed recovery and reduce grinding of some coal beds which did occur last year.  As well, the contractor is also set up for HQ3 which is a triple tube configuration designed to provide maximum recovery and minimal disruption of soft core.  This year’s program will also see the drill move from the discovery area near the boundary of the basin to the main central part of the basin.

WHC Drilling of Terrace has purchased a track mounted Longyear 38 specifically for drilling on the Naskeena and its crew has been selected based on coal drilling experience.  The Company anticipates that the drilling will continue well into fall or early winter.

Now that the Company has a firm contract with a local driller, the Company is poised for a full season of work on its coal property in northwest British Columbia.  With the current high demand for coal the Company's work program is expected to capitalize on this trend.

The Naskeena project encompasses an area of approximately 17 square miles and is located 60-65 kilometers from Terrace, B.C., adjacent to the highway and about 160 kilometers from the coal port at Prince Rupert, BC.  Previous historical reports on the property have suggested a potential large tonnage resource of high-grade coal, however, these reports were only estimates and not National Instrument 43-101compliant.

The information contained in this news release has been reviewed and approved by Alex Burton, P.Geo., P.Eng., a qualified person under the definitions established by National Instrument 43-101.

On behalf of the Board of Directors

Jet Gold Corp

“Robert L. Card”

Robert L. Card

President

Investor Contact:

Robert L. Card

Jet Gold Corp.

604-687-7828

Robertcard@shaw.ca

www.jetgoldcorp.com

This news release was prepared by JAU management, which takes full responsibility for its contents.  The TSX-V has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Jet Gold Corp. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof, and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Jet Gold Corp

Suite 507 - 475 Howe Street

Vancouver, BC   V6C 2B3

Telephone (604) 687-7828

Facsimile (604) 687-7848

jetgoldcorp@shaw.ca

www.jetgoldcorp.com

NEWS

FOR IMMEDIATE RELEASE

TSXV: JAU

Jet Gold Kshish Molybdenum Property Update

June 9, 2008 - Robert L. Card, President, Jet Gold Corp. (TSX-V: JAU) (“Jet Gold” or the “Company”) is pleased to announce that the Company has started exploration on the Kshish Molybdenum (“Kshish”) property near Terrace, British Columbia, Canada.  The property is located 15km northeast of Terrace and is serviced by nine kilometres of public road and eight kilometres of logging road.

Based on favourable geologic conditions and the occurrence of visible molybdenum mineralization, Jet Gold has undertaken an exploration program which began in early 2008. This program includes stream sediment sampling and general prospecting which will move up-slope as the snow recedes.  As well, the general structural geology of the property has been mapped using high resolution digital air photos.  This mapping and the stream sediment sampling will guide the ground exploration program and aid in the determination of refined exploration targets. Two significant areas of reported anomalous molybdenum values will be explored when the area is snow free with a view to establishing diamond drill targets as soon as practical.  The 2008 work will also pursue a linkage between the reported molybdenum showings and an anomalous BCGS geochemical sample (103I78778) which is some five km to the northwest.

The 2008 work will explore the area sampled in 1967 and 1968 by Amax Exploration, the results of which were summarized in; “Geological and Geochemical Report on the Mt. Vanarsdoll Property Nar Claims (Gambardella & Allan 1968), ARIS 1661”.  This report identified two zones of anomalous molybdenum values, Area 1 being approximately 1400m x 800m with molybdenum values in soil samples ranging from 0 to 480 ppm.  Area 2 is approximately 600m x 600m with molybdenum values in soil samples ranging from 8 to 355 ppm.  This report is not National Instrument 43-101 compliant and the values are presented as historic information only.

The molybdenum showings on the Kshish property are recorded as MINFILE 103I 033 and MINFILE 103I 034 (National Mineral Inventory Number 103I10 Mo2).

The information contained in this news release has been reviewed and approved by Alex Burton, P.Geo., P.Eng., a qualified person under the definitions established by National Instrument 43-101.

On behalf of the Board of Directors

Jet Gold Corp

“Robert L. Card”

Robert L. Card

President

Investor Contact:

Robert L. Card

Jet Gold Corp.

604-687-7828

Robertcard@shaw.ca

www.jetgoldcorp.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Jet Gold Corp.  These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof, and the need for adequate financing for future exploration and development efforts.  There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements.  These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice.  The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.